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                               RINGER CORPORATION
                            9555 James Avenue South
                                   Suite 200
                          Bloomington, Minnesota 55431



                                November 25, 1997



VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Ringer Corporation
               Registration Statement on Form S-3

Ladies and Gentlemen:

          On behalf of Ringer Corporation (the "Company"), the undersigned agent for service of process hereby requests that the Company's Registration Statement on Form S-3 be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as discussed by telephone between Mr. Todd Schiffman of the Staff and Amy Ayotte
of Dorsey & Whitney, counsel to the Company, on November 25, 1997.   The
Registration Statement was filed with the Securities and Exchange Commission on October 27, 1997 for the purpose of registering the resale of 220,000 shares of the Common Stock of the Company. The Company requests withdrawal of the Registration Statement in order to avoid disruption of the timing of a Special Meeting of Shareholders of the Company scheduled for December 8, 1997 (the Proxy Statement relating to such Special Meeting being incorporated by reference into the Registration Statement).

          The Company understands that the filing fee relating to the registration of these shares will be forfeited.

          If you have any questions or comments with respect this request, please contact Amy Ayotte of Dorsey & Whitney LLP, the Company's legal counsel, at (612) 340-6323 or the undersigned at (612) 703-3332.

                                    Very truly yours,

                                    /s/ Mark Eisenschenk

                                    Mark Eisenschenk
                                    Executive Vice President
AEA:ko
cc:  Evan Callio
     Amy E. Ayotte